Mail Stop 3561

      	March 6, 2006


Via U.S. Mail

David L. Zoeller
National City Bank
1900 East 9th Street
Cleveland, OH  44114

Re: 	National City Credit Card Master Note Trust
	Registration Statement on Form S-3
	Filed February 6, 2006
	File Nos. 333-131355; 01 and 02

Dear Mr. Zoeller:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule
424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Prospectus Supplement
General
6. Please provide the disclosure in response to Item 1118 of Regulation AB in an appropriate place in the prospectus supplement.
Also, please add this section to the table of contents.
7. Refer to the fifth paragraph that appears on the page following the cover page. It appears that you are disclaiming information about credit enhancement and derivative counterparties provided in your registration statement. Please delete the bracketed information or advise how you are not disclaiming liability for disclosure required on the above transaction parties.

Summary, page S-2
Master Trust Portfolio, page S-4
8. In the fifth bullet point you refer to "premium accounts" and "standard accounts." We could not locate disclosure regarding these designations. In an appropriate section, please disclose what these accounts are and how they differ.

Credit Enhancement, page S-5
9. Please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Refer to Item 1103(a)(3)(ix) of Regulation
AB.

Shared Excess Finance Charge Amounts, page S-9
Shared Excess Available Principal Amounts, page S-9
10. We note that the series notes and other series notes will be included in "Group A." However, we cannot locate disclosure that explains the purpose of "Group A." Please define the term "Group
A"
and explain the purpose of including "Group A" in your transaction.

Fees and Expenses Payable from Finance Charge Amounts, page S-13
11. In your table, please itemize all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. We note on page 50 that the issuing entity will pay the indenture trustee reasonable compensation. Additionally, we note on page 60 that the servicer will pay the master trust trustee reasonable compensation. We suggest showing items paid out of the servicer`s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

Derivative Counterparties, page S-18
12. Please add brackets to clarify you will provide financial information if the aggregate significance percentage is 10% or more.
Refer to Item 1115(b) of Regulation AB.


Supplemental Credit Enhancement, page S-18
13. It appears you are using the incorrect measurement to determine whether additional information regarding significant credit enhancement providers is required under Item 1114(b)(1) of Regulation
AB. Please revise your bracketed information to clarify you will provide financial information if a credit enhancement provider is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

Annex I
General
14. In an appropriate section, please revise to provide disclosure regarding balance reductions granted for refunds, returns, fraudulent charges or other reasons. Please refer to Item 1111(b)(8)(iv) of Regulation AB.

The Bank Portfolio, page A-I-1
15. Please define the term "Eligible Accounts" here or provide a cross-reference to the glossary in the prospectus.

The Master Trust Portfolio, page A-I-5
16. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to eligibility requirements on Form
S-3 section I.B.5.

Base Prospectus

Prospectus Summary, page 1
National City Credit Card Master Trust, page 1
17. We note the first full paragraph on page 2 that the bank may designate additional accounts to the master trust at any time without limitation. Please confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.

National City Bank and National City Corporation, page 26
18. Please disclose the growth of the sponsors` portfolio of credit card receivables. Refer to Item 1104(c) of Regulation AB.
19. In an appropriate section, please include a discussion of the size, composition and growth of the servicer`s portfolio of serviced credit card accounts. Also, disclose material information in response to Item 1108(b)(2) of Regulation AB.

The Bank`s Credit Card Activities, page 28
General
20. We note that you have contracted with FDR and First Express to perform certain servicing functions. For these parties and for any other unaffiliated servicers that will service 20% or more of the pool assets, please provide disclosure required by Item 1108(a)(3).
21. We also note on page 71 that the bank has the right to delegate any of its responsibilities and obligations to any of its affiliates.
In an appropriate section, please include bracketed language to indicate that you will provide the information required by Item 1108(a)(3) of Regulation AB for any affiliate that will participate in the servicing for the pool assets.

Interest, page 37
22. While we note the related prospectus supplement will specify the interest rate index or other formula on which the interest for floating rate notes is based, please revise the disclosure in your base prospectus to provide a list of all possible indices that may be used to determine such interest rates.

Derivative Agreements, page 46
23. Please delete your second sentence. Alternatively, please provide us with an analysis of how these additional derivative agreements would meet the definition of an asset backed security. Refer to Item 1101(c)(1) and Instruction 2 to Item 1115 of Regulation
AB as well as Section III.A.2.a. of SEC Release No. 33-8518.

Credit Enhancement, page 48
General
24. Please delete the phrase "another method of credit enhancement described in the accompanying prospectus supplement." We view this as a catch-all phrase. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown in the base prospectus.


Derivative Agreement, page 50
25. Please delete your reference to "other similar agreement." If you want to add other types of derivative agreements, we suggest doing so in a post-effective amendment with full disclosure of each type. Alternatively, revise to include that information here.
26. We note your second paragraph of this section. Please clarify whether the supplemental credit enhancement and liquidity agreements are the same type that you reference on page 47 and 49 or advise.

Addition of Master Trust Assets, page 65
27. We note that in the second full paragraph on page 66 you contemplate that master trust assets may also include participations.
If you intend to include such participations in the asset pool, comprehensively revise throughout the filing to provide more information regarding these interests, including a description of how they would comply with the requirements of Rule 190 of the Securities
Act.  You may refer to SEC Release 33-8518, Section III.6.
28. We note on page 67 that the master trust assets may include accounts acquired from unaffiliated third parties. Please confirm that you will identify any originator, apart from the sponsors or their affiliates, that originated or is expected to originate 10% or more of the pool assets. Also, please confirm that you will disclose each entity`s origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110 of Regulation AB.

Certain Matters Regarding the Seller and the Servicer, page 78
29. Refer to the first paragraph on page 80. Please tell us whether you would transfer a certificate representing the Seller`s Interest to a third party. If so, please advise whether the certificate would be registered or exempt from registration under the Securities Act.

Plan of Distribution, page 94
30. Please revise the last paragraph on page 94 to clarify that any underwriter or agent participating in the distribution of securities is an underwriter of those securities under the Securities Act.


Part II
Exhibits
31. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rolaine Bancroft at (202) 551-3313. If you need further assistance, you may contact me at (202) 551-3348.

								Sincerely,



								Jennifer G. Williams
								Special Counsel


cc:	Via Facsimile (212) 755-7306
	Glenn S. Arden, Esq.
	Jones Day
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David L. Zoeller
National City Credit Card Master Note Trust
March 6, 2006
Page 1